SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of December, 2004
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F             Form 40-F
                                              X
                      -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                    No
                                              X
                      -----                 -----


This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on December 15, 2004, entitled "Axcan's High Dose Safety Study on ITAX in Healthy Subjects Shows No Cardiac Adverse Drug Reaction."



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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AXCAN PHARMA INC.

Date: December 16, 2004         By:    /s/ Jean Vezina
                                       ---------------------
                                Name:  Jean Vezina
                                Title: Vice-President, Finance and Chief
                                       Financial Officer